Filed Pursuant to Rule 424(b)(3)
Registration No. 333-132911

2,906 Units
100% Principal Protected Strategic Accelerated Redemption Securities® (the "Notes")
Linked to the 2-Year U.S. Dollar Constant Maturity Swap Rate due December 1, 2010
$1,000 principal amount per unit
Term Sheet No. 3142

Merrill Lynch & Co., Inc.

Pricing Date	November 25, 2008
Settlement Date	December 5, 2008
Maturity Date	December 1, 2010
CUSIP No.	59018YT68

100% Principal Protected Strategic Accelerated Redemption Securities®

- The Notes will be called at an amount equal to the $1,000 principal amount per unit plus the Call Premium of 10% per annum if the level of the 2-Year U.S. Dollar Constant Maturity Swap Rate on any observation date is less than or equal to 2.2500%
- 100% principal protection at maturity
- A maturity of approximately 2 years
- No periodic interest payments
- The Notes will not be listed on any securities exchange
- This debt is **not** guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program

STRUCTURED INVESTMENTS
PRINCIPAL PROTECTION
ENHANCED INCOME
MARKET PARTICIPATION
ENHANCED PARTICIPATION

The Notes will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Terms of the Notes” (together the “Note Prospectus”). Investing in the Notes involves a number of risks. See “Risk Factors” on page TS-5 of this term sheet and beginning on page PS-4 of product supplement PPSTR-1.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$1,000	$2,906,000
Underwriting discount	$15	$43,590
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$985	$2,862,410

“Strategic Accelerated Redemption Securities®” is a registered service mark of Merrill Lynch & Co., Inc.

Merrill Lynch & Co.

November 25, 2008

Summary

The 100% Principal Protected Strategic Accelerated Redemption Securities® Linked to the 2-Year U.S. Dollar Constant Maturity Swap Rate due December 1, 2010 (the “Notes”) are senior unsecured debt securities of Merrill Lynch & Co., Inc. (“ML&Co.”) and are not guaranteed or insured by the Federal Deposit Insurance Corporation (“FDIC”) or secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the Notes, including any repayment of principal, will be subject to the credit risk of ML&Co. The Notes are designed for investors who anticipate that the level of the 2-Year U.S. Dollar Constant Maturity Swap Rate (the “Market Measure”) will be less than or equal to the Call Level on any Observation Date. The Notes provide for an automatic call if the level of the Market Measure on any Observation Date is less than or equal to the Call Level, as determined on November 25, 2008, the date the Notes were priced for initial sale to the public (the “Pricing Date”). If the Notes are called on any Observation Date, you will receive an amount per unit (the “Call Amount”) equal to the $1,000 Original Public Offering Price of the Notes plus the applicable Call Premium. If the Notes are not called, on the maturity date you will receive only the Original Public Offering Price per unit. Investors must be willing to forgo interest payments on the Notes and also must be prepared to have their Notes called by us on any Observation Date.

Terms of the Notes	Determining Payment for the Notes

Automatic Call Provision:

The Notes will be automatically called on an Observation Date if the level of the
Market Measure on such Observation Date is less than or equal to the applicable
Call Level. If the Notes are called, you will receive on the Call Settlement Date the
Call Amount per unit applicable to such Observation Date, which is equal to the
$1,000 Original Public Offering Price plus the Call Premium.

Payment at Maturity:

If the Notes are not called, you will receive on the maturity date a cash payment per unit, denominated in U.S. dollars, equal to the $1,000 Original Public Offering
Price.

Hypothetical Payments

Set forth below are four hypothetical examples of payment calculations including:

1) the Call Level of 2.2500%;

2) the Call Premium of 10% of the $1,000 Original Public Offering Price per unit per annum;

3) the term of the Notes from December 5, 2008 to December 1, 2010; and

4) Observation Dates occurring on December 7, 2009, June 7, 2010 and November 23, 2010.

The Notes are Called on one of the Observation Dates

The Notes have not been previously called and the level of the Market Measure on the relevant Observation Date is less than or equal to the Call Level. Consequently the Notes will be called at the Call Amount per unit equal to $1,000 plus the applicable Call Premium.

Example 1

If the call is related to the Observation Date that falls on December 7, 2009, the Call Amount per Note will be:

$1,000 plus the Call Premium of $100 = $1,100 per Note.

Example 2

If the call is related to the Observation Date that falls on June 7, 2010, the Call Amount per Note will be:

$1,000 plus the Call Premium of $150 = $1,150 per Note.

Example 3

If the call is related to the Observation Date that falls on November 23, 2010, the Call Amount per Note will be:

$1,000 plus the Call Premium of $200 = $1,200 per Note.

The Notes are not Called on any of the Observation Dates

Example 4

The Notes are not called on any of the Observation Dates. The amount you receive at maturity per Note will therefore be $1,000.

These examples have been prepared for purposes of illustration only. Your actual return will depend on the actual level of the Market Measure on the applicable Observation Date and term of your investment.

Summary of the Hypothetical Examples

Notes are Called on an Observation Date	Observation Date on December 7, 2009	Observation Date on June 7, 2010	Observation Date on November 23, 2010
Call Level	2.2500%	2.2500%	2.2500%
Hypothetical level of the Market Measure on the Observation Date	2.0000%	1.6000%	1.7500%
Return on the Notes	10.0000%	15.0000%	20.0000%
Call Amount per Note	$1,100.00	$1,150.00	$1,200.00

Notes are Not Called on an Observation Date	Maturity Date
Call Level	2.2500%
Hypothetical level of the Market Measure on the final Observation Date	3.5500%
Return on the Notes	0.0000%
Payment at maturity per Note	$1,000.00

If the Notes are not called on any of the Observation Dates, the payment you receive on the maturity date will be equal to the $1,000 Original Public Offering Price per Note. As a result, the return on the Notes will be equal to 0.0000%.

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections included in the product supplement and MTN prospectus supplement identified below under “Additional Terms of the Notes”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

▪	If your Notes are not called prior to the maturity date, you will not earn a return on your investment.

▪	Your Notes may be called on an Observation Date and, if called, you will receive the Call Amount, and your return is limited to the Call Premium.

▪	Your return on the Notes may be lower than the return on other debt securities of comparable maturity.

▪	You must rely on your own evaluation of the merits of an investment linked to the Market Measure.

▪

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

▪	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

▪	Potential conflicts of interest could arise.

▪	Tax consequences are uncertain.

In addition to the risk factors, it is important to bear in mind that the Notes are senior debt securities of ML&Co. and are not guaranteed or insured by the FDIC or secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the Notes, including any repayment of principal, will be subject to the credit risk of ML&Co.

Recent Developments

On September 15, 2008, we entered into a merger agreement with Bank of America Corporation (“Bank of America”). This agreement provides that ML&Co. will become a wholly owned subsidiary of Bank of America. The transaction has been approved by the board of directors of each company and is expected to close on or after December 31, 2008, subject to shareholder approval at both companies, customary closing conditions and standard regulatory approvals. This merger will create one of the leading financial institutions in the world.

Investor Considerations

You may wish to consider an investment in the Notes if:

▪	You anticipate that the level of the Market Measure will be less than or equal to the Call Level on any Observation Date and you seek an early exit prior to maturity at a premium in such case.

▪

You are willing to receive a pre-determined return on your investment, capped at the Call Premium, in case the Notes are called, regardless of the performance of the Market Measure from its level on the Pricing Date to the date on which the Notes are called.

▪	You accept that the Notes may not be called on any Observation Date, in which case you will not earn a return on your investment.

▪	You are willing to forgo interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪

You accept that a trading market for the Notes is not expected to develop. Although MLPF&S, our subsidiary, has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. You understand that secondary market prices for the Notes, if any, will be affected by various factors, including the perceived creditworthiness of ML&Co.

The Notes may not be appropriate investments for you if:

▪	You anticipate that the level of the Market Measure will not be less than or equal to the Call Level on any Observation Date.

▪	You seek a return on your investment that will not be limited to the Call Premium, if any.

▪	You want to hold your Notes for the full term.

▪	You seek an investment that provides a guaranteed yield or return in addition to the return of your original investment.

▪	You seek interest payments or other current income on your investment.

▪	You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

All determinations made by the Calculation Agent, absent a determination of manifest error, shall be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Supplement to the Plan of Distribution

MLPF&S and First Republic Securities Company, LLC, each a broker-dealer subsidiary of ML&Co., are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in distribution of the Notes. Accordingly, offerings of the Notes will conform to the requirements of NASD Rule 2720.

MLPF&S and First Republic Securities Company, LLC may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes but are not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S and First Republic Securities Company, LLC may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The Market Measure

The 2-Year U.S. Dollar Constant Maturity Swap Rate

The 2-Year U.S. Dollar Constant Maturity Swap Rate (the “Market Measure”) is a “constant maturity swap rate” that measures the fixed rate legs of a hypothetical fixed-rate-for-floating rate swap transaction, where the fixed rate payment stream is reset each period relative to a regularly available fixed maturity market rate and is exchangeable for a floating 3-month LIBOR based payment stream. The level of the Market Measure is expressed as a percentage, as quoted on Reuters Group PLC (“Reuters”) page ISDAFIX3, at approximately 11:00 a.m., New York City time, or any substitute page thereto, on each Business Day (as defined in product supplement PPSTR-1).

If, on any Business Day, the level of the Market Measure is not quoted on Reuters page ISDAFIX3, or any page substituted thereto, then the level of the Market Measure will be a percentage determined on the basis of the mid-market semi-annual swap rate quotations provided by three banks chosen by the Calculation Agent at approximately 11:00 a.m., New York City time, on such day, and, for this purpose, the semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on the basis of a 360-day year consisting of twelve 30-day months, of a fixed for floating U.S. dollar interest rate swap transaction with a term equal to 2 years, commencing on the applicable date and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on the actual number of days in a 360-day year, is equivalent to USD-LIBOR-BBA, as quoted on Reuters page LIBOR01 at 11:00 a.m., New York City time, with a designated maturity of three months. The Calculation Agent will request the principal New York City office of each of the three banks chosen by the Calculation Agent to provide a quotation of its rate. If at least three quotations are provided, the rate for the relevant date will be the arithmetic mean of the quotations. If two quotations are provided, the rate for the relevant date will be the arithmetic mean of the two quotations. If only one quotation is provided, the rate for the relevant date will equal that one quotation. If no quotations are available, then the level of the Market Measure will be the rates the Calculation Agent, in its sole discretion, determines to be fair and reasonable under the circumstances at approximately 11:00 a.m., New York City time, on the relevant date.

The following graph sets forth the monthly historical performance of the Market Measure in the period from January 2003 through October 2008, as reported by Bloomberg, L.P. This historical data on the Market Measure is not necessarily indicative of the future performance of the Market Measure or what the value of the Notes may be. Any historical upward or downward trend in the level of the Market Measure during any period set forth below is not an indication that the Market Measure is more or less likely to increase or decrease at any time over the term of the Notes. On the Pricing Date the level of the Market Measure was 2.1030%, as quoted on Reuters page ISDAFIX3.

Summary Tax Consequences

You should consider the United States federal income tax consequences of an investment in the Notes, including the following:

▪

You and ML&Co. agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat the Notes for all tax purposes as contingent payment debt instruments.

▪

Under this characterization and tax treatment of the Notes, each year, you will be required to pay taxes on ordinary income from the Notes over their term based upon an estimated yield for the Notes, even though you may not receive any payments from us until the maturity date.

▪

We have determined that this estimated yield will equal 5.163% per annum, compounded semi-annually. We have established this estimated yield, in accordance with regulations issued by the U.S. Treasury Department, solely in order for you to calculate the amount of taxes that you will owe each year as a result of owning a Note. This estimated yield is neither a prediction nor a guarantee of what the actual amounts payable on the Notes will be.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain United States federal income tax considerations relating to an investment in the Notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement PPSTR-1 and MTN prospectus supplement, which you should carefully review prior to investing in the Notes. Capitalized terms used and not defined herein have the meanings ascribed to them in the accompanying product supplement PPSTR-1.

Characterization of the Notes.    There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument of ML&Co. for United States federal income tax purposes. ML&Co. currently intends to treat each Note as a debt instrument of ML&Co. for United States federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the “IRS”) in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.’s characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for United States federal income tax purposes. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the tax consequences of investing in the Notes. The following summary assumes that the Notes will be treated as debt instruments of ML&Co. for United States federal income tax purposes.

General.    The Notes will be treated as contingent payment debt instruments. On June 11, 1996, the Treasury Department issued final regulations (the “CPDI Regulations”) concerning the proper United States federal income tax treatment of contingent payment debt instruments such as the Notes, which apply to debt instruments issued on or after August 13, 1996 and, accordingly, will apply to the Notes. In general, the CPDI Regulations cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a conventional noncontingent payment debt instrument. Specifically, the CPDI Regulations generally require a U.S. Holder (as defined in the accompanying product supplement PPSTR-1) of such an instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or other disposition (including a redemption prior to the maturity date) of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances). The CPDI Regulations provide no definitive guidance as to whether or not an instrument is properly characterized as a debt instrument for United States federal income tax purposes.

Interest Accruals.    Each year, a U.S. Holder of a Note generally will be required to pay taxes on ordinary income from such Note over its term based upon an estimated yield for the Note, even though such U.S. Holder may not receive any payments until the maturity date. In addition, under the CPDI Regulations, ML&Co. will be required to establish a projected payment schedule for the Notes. The projected payment schedule for the Notes will consist of an estimated cash payment per unit on the maturity date of the Notes (the “Projected Redemption Amount”). This projected payment schedule will represent the estimated yield. ML&Co. will have established the projected payment schedule and estimated yield, in accordance with the CPDI Regulations, solely in order for a U.S. Holder to calculate the amount of taxes that such U.S. Holder will owe each year as a result of owning a Note. Neither the projected payment schedule nor the estimated yield will constitute either a prediction or a guarantee of what the actual amounts payable on the Notes will be.

Sale or Exchange of the Notes.    Upon the sale, exchange or other disposition (including a redemption) of a Note prior to the maturity date, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon such sale, exchange or other disposition (including a redemption) of a Note prior to the maturity date and the U.S. Holder’s adjusted tax basis in the Note as of the date of disposition. A U.S. Holder’s adjusted tax basis in a Note generally will equal the U.S. Holder’s initial investment in the Note increased by any interest previously included in income with respect to the Note by the U.S. Holder. Any taxable gain will be treated as ordinary income. Any taxable loss will be treated as ordinary loss to the extent of the U.S. Holder’s total interest inclusions on the Note. Any remaining loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder’s holding period for the Note). All amounts includible in income by a U.S. Holder as ordinary interest pursuant to the CPDI Regulations will be treated as original issue discount. In addition, U.S. Holders purchasing a Note at a price that differs from the adjusted issue price of the Note as of the purchase date (e.g., subsequent purchasers) will be subject to rules providing for certain adjustments to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

The following table sets forth the amount of interest that will be deemed to accrue with respect to each $1,000 principal amount per unit of the Notes during each accrual period over the term of the Notes based upon a projected payment schedule for the Notes (including both a Projected Redemption Amount and an estimated yield equal to 5.163% per annum (compounded semi-annually)) as determined by ML&Co. for purposes of applying the CPDI Regulations to the Notes:

Accrual Period	Interest deemed to accrue on Notes during accrual period (per unit)	Total interest deemed to have accrued on Notes as of end of accrual period (per unit)
December 5, 2008 through June 1, 2009	$24.62	$24.62
June 2, 2009 through December 1, 2009	$27.02	$51.64
December 2, 2009 through June 1, 2010	$27.15	$78.79
June 2, 2009 through December 1, 2010	$27.85	$106.64

Projected Redemption Amount = $1,106.64 per unit of the Notes

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes. See the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement PPSTR-1.

Additional Terms of the Notes

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement PPSTR-1 dated November 3, 2008:

http://www.sec.gov/Archives/edgar/data/65100/000119312508222879/d424b2.htm

▪	MTN prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

▪	General prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

▪	Prospectus dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering, will arrange to send you the Notes Prospectus if you so request by calling toll-free 1-866-500-5408.

Structured Investments Classification

ML&Co. classifies certain of its structured investments (the “Structured Investments”), including the Notes, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments are not structured to include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.